July 30, 2025

Peter Goldstein
Chief Executive Officer
Emmis Acquisition Corp.
515 E Las Olas Blvd, Suite 120
Fort Lauderdale, FL 33301

        Re: Emmis Acquisition Corp.
            Registration Statement on Form S-1
            Filed July 3, 2025
            File No. 333-288530
Dear Peter Goldstein:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosure in paragraph 4 regarding the limitation on the ability of shareholders to to redeem their shares. Please also disclose that the redemptions will be subject to the $5,000,001 net tangible asset requirement as noted on page 5 and elsewhere in the prospectus. See Item 1602(a)(2) of Regulation S-K.
2. When discussing conflicts of interest in paragraphs 6 and 7, please expand your statement as to actual or potential material conflicts of interest between purchasers in the offering and the SPAC sponsor and its affiliates, to include promoters. Refer to
       Item 1602(a)(5) of Regulation S-K.
3. In paragraph 6, please describe the extent to which the conversion of the working capital loans into rights and their exercise may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K. July 30, 2025
Page 2

Summary
Sponsor Information, page 7

4. We note your disclosure that non-managing sponsor investors will purchase interests and that your officers and directors will indirectly hold founders shares through your sponsor. Please revise your cover page to reflect this. Also disclose the number of non-managing sponsor investors that will acquire the non-managing sponsor membership interests. To the extent these officers, directors and non-managing sponsor investors will hold an indirect material interest in your sponsor, please provide the disclosure required by Item 1603(a)(7) of Regulation S-K. Conflicts of Interest, page 27

5. We note your disclosure on page 28 that your "sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 125. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-
       K.
Risk Factors
We may not be able to complete an initial business combination ..., page 56

6. With a view toward disclosure, please tell us whether your sponsor is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.
Risks Relating to our Management Team, page 63

7. We note your disclosure in the heading of the second risk factor on page 64 that your
       "officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including other blank check companies...." Please revise the appropriate section or sections of your
       document to describe any experience your sponsor, officers and directors have had experience in organizing a SPAC. For each prior SPAC, please disclose any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of
       redemptions. See Item 1603(a)(3) of Regulation S-K. To the extent your sponsor, officers and directors do not have experience in organizing SPACs, please add a separate risk factor highlighting this fact.
Underwriting, page 161

8. Revise throughout your prospectus to clarify the nature of compensation to be received by I-Bankers Securities, Inc. and any other underwriter(s). We note disclosure on the cover page and on page 162 that I-Bankers and the sponsor have committed to purchasing private placement units. Please separately quantify the number of units to be purchased by the underwriter(s) on the cover page, clarify whether the units to be purchased by the underwriter(s) are considered compensation
 July 30, 2025
Page 3

       under FINRA rules, and include appropriate disclosure in the cover page table as well as the table on page 163. We further note your disclosure on page 161 that the company has agreed to issue 75,000 Class A ordinary shares "to the underwriter and/or its designees... as representative compensation." Revise to clarify which underwriter(s) will receive ordinary shares, the number of shares each underwriter will receive, and whether these shares are in addition to the private placement units.
       Please make corresponding changes to the tables on the cover page and page 163 as appropriate.

Note 1. Description of Organization and Business Operations
Going Concern Consideration, page F-10

9. We note your disclosure that you have access to sponsor funds, and the sponsor has the financial wherewithal to provide you such funds that are sufficient to fund your working capital needs until one year from the issuance of your financial statements.
       However we note that your independent registered public accounting firm has
       provided an explanatory paragraph highlighting conditions that raise substantial doubt about your ability to continue as a going concern. Please revise your disclosure or have your auditor address how different conclusions were reached regarding
       management   s plans to alleviate the substantial doubt about your
ability to continue as
       a going concern; refer to ASC 205-40-50-12c.
Financial Statements
Notes to Financial Statements
Note 9. Subsequent Events, page F-18

10. You disclose that on June 27, 2025, your sponsor entered into a subscription receivable in the amount of $25,000. Please tell us whether the subscription receivable is distinct from the sponsor issuance of a promissory note on the same date for the principal amount of $25,000 as disclosed throughout your prospectus, and advise or revise as necessary.
General

11. Please review your disclosure and revise as appropriate to address any discrepancies.
       For example only, we note the following:
           On the cover page, and elsewhere, you state that you have 18 months to complete an initial business combination; however, on pages 17, 29, 36 and elsewhere, your disclosure indicates that you will have 24 months.
           On page 110, you indicate that WithumSmith+Brown, PC is your independent registered public accounting firm; however, we note the report of independent registered public accounting firm provided in your prospectus is signed and dated by TAAD, LLP.
           On page 3, you refer to industries you expect to favor in your search for a target, such as "services, manufacturing and/or distribution-oriented target companies."
           However, we note on page 85 you disclose that you may also invest in digital assets, real estate services and technology.
 July 30, 2025
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ross David Carmel, Esq.